Exhibit 21.1

Significant Subsidiaries

The following is a list of the significant subsidiaries the Company will have upon completion of the planned re-organization:

a.	Wrangler Equipment, LLC (an Oklahoma limited liability company)

b.	Elk Hill Drilling, Inc. (a Texas corporation)

c.	Mid-States Oilfield Machine, LLC (an Oklahoma limited liability company)

d.	Strata Drilling, L.L.C. (an Oklahoma limited liability company)

e.	Strata Property, L.L.C. (an Oklahoma limited liability company)